Filed by Enterprise Financial Services Corp pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities and Exchange Act of 1934, as amended Subject Company: First Choice Bancorp Commission File No: 333-256256 Dated: June 24, 2021 SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS for SPECIAL MEETING OF STOCKHOLDERS To Be Held Virtually On July 20, 2021, At 3:00 p.m., Central Time Enterprise Financial Services Corp, or Enterprise, is making the following supplemental disclosures to the definitive joint proxy statement/prospectus filed with the U.S. Securities and Exchange Commission on June 4, 2021, which we refer to as the joint proxy statement/prospectus, which was mailed on or about June 7, 2021 to Enterprise’s stockholders of record as of June 1, 2021 in connection with Enterprise’s previously- announced proposed acquisition of First Choice Bancorp, or First Choice. The following disclosures should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information set forth herein differs from or updates information contained in the joint proxy statement/prospectus, the information contained herein supersedes the information contained in the joint proxy statement/prospectus. This supplemental disclosure is being made based on a determination by the New York Stock Exchange, or NYSE, with respect to the status of certain proposals to be voted on at Enterprise’s upcoming Special Meeting of Stockholders scheduled to be held on July 20, 2021, which we refer to as the Enterprise special meeting. The Enterprise special meeting is being held in connection with Enterprise’s proposed acquisition of First Choice, pursuant to the Agreement and Plan of Merger, dated April 26, 2021, by and among Enterprise, its wholly-owned subsidiary bank, Enterprise Bank & Trust, First Choice and First Choice’s wholly-owned subsidiary bank, First Choice Bank, which we refer to as the merger agreement. Pursuant to the merger agreement, First Choice will merge with and into Enterprise, with Enterprise surviving, which is referred to as the merger. At the Enterprise special meeting, Enterprise’s stockholders are being asked to consider and vote on the three proposals described in the joint proxy statement/prospectus: Proposal 1 - A proposal to approve the merger agreement and the merger, including the issuance of shares of Enterprise common stock to holders of First Choice common stock pursuant to the merger agreement, which we refer to as the Enterprise merger and share issuance proposal; Proposal 2 – A proposal to approve an amendment to Enterprise’s certificate of incorporation to increase the number of authorized shares of Enterprise common stock from 45,000,000 shares to 75,000,000, which we refer to as the Enterprise charter amendment proposal; and

Proposal 3 – A proposal to adjourn or postpone the Enterprise special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Enterprise merger and share issuance proposal and/or the Enterprise charter amendment proposal, which we refer to as the Enterprise adjournment proposal. The joint proxy statement/prospectus previously advised Enterprise’s stockholders that each of Proposal 1, Proposal 2 and Proposal 3 is a non-discretionary or “non-routine” matter. Following the mailing of the joint proxy statement/prospectus to Enterprise’s stockholders, NYSE notified Enterprise that NYSE determined that each of Proposal 2, the Enterprise charter amendment proposal, and Proposal 3, the Enterprise adjournment proposal, is a discretionary or “routine” matter under NYSE rules. Pursuant to NYSE rules, if you hold shares through a broker and do not instruct your broker on how to vote your shares, your broker is not permitted to vote your shares in its discretion on “non-routine” matters, but is permitted to vote your shares in its discretion on “routine” matters. Because the NYSE has informed Enterprise that it has determined that each of Proposal 2 and Proposal 3 is a “routine” matter, if you do not instruct your broker on how to vote your shares on Proposal 2 or Proposal 3, your broker will be permitted to vote your shares in its discretion on such proposal. The disclosure in the second and third paragraph of the answer to the question titled “What vote is required to approve each proposal at the Enterprise special meeting?” beginning on page 6 of the joint proxy statement/prospectus is superseded by the following disclosure: Proposal 2 — The Enterprise Charter Amendment Proposal. Approval of the Enterprise charter amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Enterprise common stock entitled to vote on the Enterprise charter amendment proposal at the Enterprise special meeting. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting or mark “ABSTAIN” on your proxy with respect to the Enterprise charter amendment proposal, it will have the same effect as a vote “AGAINST” the Enterprise charter amendment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise charter amendment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to this proposal. Proposal 3 — The Enterprise Adjournment Proposal. Approval of the Enterprise adjournment proposal requires the affirmative vote of at least a majority of the shares of Enterprise common stock present in person or by proxy at the Enterprise special meeting, whether or not a quorum is present. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting, it will have no effect on such proposal. If you mark “ABSTAIN” on your proxy with respect to the Enterprise adjournment proposal, it will have the same effect as a vote “AGAINST” the Enterprise adjournment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise adjournment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to this proposal.

The answer to the question titled “If my shares of Enterprise common stock are held in street name by my broker, will my broker automatically vote my shares for me?” on page 7 of the joint proxy statement/prospectus is superseded by the following disclosure: A: A bank, broker or other nominee holding shares of Enterprise common stock in street name for a beneficial owner does not have discretionary voting power with respect to “non-routine” matters, but does have discretionary voting power with respect to “routine” matters. The Enterprise merger and share issuance proposal is considered a “non-routine” matter under applicable rules, and therefore your bank, broker or other nominee will not be able to vote shares of Enterprise common stock held on your behalf with respect to this proposal unless you provide voting instructions. You should instruct your bank, broker or other nominee to vote your shares with respect to the Enterprise merger and share issuance proposal by complying with the voter instruction form sent to you by such bank, broker or other nominee. Each of the Enterprise charter amendment proposal and the Enterprise adjournment proposal is considered a “routine” matter under applicable rules, and therefore your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to these proposals if you fail to provide voting instructions. The answer to the question titled “What if I abstain from voting, fail to vote or fail to instruct my bank, broker or other nominee?” on page 7 of the of the joint proxy statement/prospectus is superseded by the following disclosure: A: A broker non-vote occurs when a bank, broker or other nominee holding shares of Enterprise common stock for a beneficial owner does not vote on a particular proposal because such bank, broker or other nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. The Enterprise merger and share issuance proposal is considered a “non-routine” matter under applicable rules, and therefore your bank, broker or other nominee will not be able to vote shares of Enterprise common stock held on your behalf with respect to this proposal unless you provide voting instructions by complying with the voter instruction form sent to you by your bank, broker or other nominee. Each of the Enterprise charter amendment proposal and the Enterprise adjournment proposal is considered a “routine” matter under applicable rules, and therefore your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to these proposals if you fail to provide voting instructions. With respect to the Enterprise merger and share issuance proposal, if you fail to submit a proxy or vote electronically at the Enterprise special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee with respect to the Enterprise merger and share issuance proposal, it will have the same effect as a vote “AGAINST” the Enterprise merger and share issuance proposal. With respect to the Enterprise charter amendment proposal, if your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or vote electronically at the Enterprise special meeting or mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the Enterprise charter amendment proposal. With respect to the Enterprise adjournment proposal, if your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting, it will have no effect on such proposal. If you mark “ABSTAIN” on your proxy with respect to the Enterprise adjournment proposal, it will have the same effect as a vote “AGAINST” the Enterprise adjournment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise charter amendment proposal or the Enterprise adjournment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to these proposals. The fourth paragraph in the section titled “The Enterprise Special Meeting (Page 30)” on page 12 of the joint proxy statement/prospectus is superseded by the following disclosure: Approval of the Enterprise merger and share issuance proposal and the Enterprise charter amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Enterprise common stock entitled to vote on the Enterprise merger and share issuance proposal and the Enterprise charter amendment proposal at the Enterprise special meeting. Approval of the Enterprise adjournment proposal requires the affirmative vote of at least a majority of the shares of Enterprise common stock present in person or by proxy at the Enterprise special meeting, whether or not a quorum is present. If you fail to submit a proxy or to vote electronically at the Enterprise special meeting, mark “ABSTAIN” on your proxy or fail to instruct your bank, broker or other nominee (which we refer to as a broker non- vote) with respect to the Enterprise merger and share issuance proposal, it will have the same effect as a vote “AGAINST” the Enterprise merger and share issuance proposal. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting or mark “ABSTAIN” on your proxy with respect to the Enterprise charter amendment proposal, it will have the same effect as a vote “AGAINST” the Enterprise charter amendment proposal. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting with respect to the Enterprise adjournment proposal, it will have no effect on such proposal. If you mark “ABSTAIN” on your proxy with respect to the Enterprise adjournment proposal, it will have the same effect as a vote “AGAINST” the Enterprise adjournment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise charter amendment proposal or the Enterprise adjournment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to these proposals. The third paragraph under the section titled “Record Date; Quorum” beginning on page 30 of the joint proxy statement/prospectus is superseded by the following disclosure: The Enterprise special meeting will conduct business only if a majority of the outstanding shares of Enterprise common stock is represented in person or by proxy at the Enterprise special meeting in order to constitute a quorum. If you submit valid proxy instructions or attend the Enterprise special meeting virtually, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. Since each of the Enterprise charter amendment proposal and the Enterprise adjournment proposal is considered a “routine” matter for which a bank, broker or other nominee has discretionary voting power, shares of Enterprise common stock held in street name for beneficial owners by such bank, broker or other nominee will be counted as present and entitled to vote for purposes of determining a quorum at the Enterprise special meeting, even where the beneficial owner has not provided voting instructions.

The second and third paragraphs in the section titled “Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote” beginning on page 31 of the joint proxy statement/prospectus is superseded by the following disclosure: Approval of the Enterprise charter amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Enterprise common stock entitled to vote on the Enterprise charter amendment proposal at the Enterprise special meeting. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting or mark “ABSTAIN” on your proxy with respect to the Enterprise charter amendment proposal, it will have the same effect as a vote “AGAINST” the Enterprise charter amendment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise charter amendment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to this proposal. Approval of the Enterprise adjournment proposal requires the affirmative vote of at least a majority of the shares of Enterprise common stock present in person or by proxy at the Enterprise special meeting, whether or not a quorum is present. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting with respect to the Enterprise adjournment proposal, it will have no effect on such proposal. If you mark “ABSTAIN” on your proxy with respect to the Enterprise adjournment proposal, it will have the same effect as a vote “AGAINST” the Enterprise adjournment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise adjournment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to this proposal. The third paragraph in the section titled “Proposal 2: The Enterprise Charter Amendment Proposal” on page 34 of the joint proxy statement/prospectus is superseded by the following disclosure: Approval of the Enterprise charter amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Enterprise common stock entitled to vote on the Enterprise charter amendment proposal at the Enterprise special meeting. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting or mark “ABSTAIN” on your proxy) with respect to the Enterprise charter amendment proposal, it will have the same effect as a vote “AGAINST” the Enterprise charter amendment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise charter amendment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to this proposal. The third paragraph in the section titled “Proposal 3: The Enterprise Charter Amendment Proposal” beginning on page 34 of the joint proxy statement/prospectus is superseded by the following disclosure: Approval of the Enterprise adjournment proposal requires the affirmative vote of at least a majority of the shares of Enterprise common stock present in person or by proxy at the Enterprise special meeting, whether or not a quorum is present. If your shares of Enterprise common stock are registered directly in your name and you fail to submit a proxy or to vote electronically at the Enterprise special meeting with respect to the Enterprise adjournment proposal, it will have no effect on such proposal. If you mark “ABSTAIN” on your proxy with respect to the Enterprise adjournment proposal, it will have the same effect as a vote “AGAINST” the Enterprise adjournment proposal. If you hold shares of Enterprise common stock in street name and fail to provide voting instructions to your bank, broker or other nominee with respect to the Enterprise adjournment proposal, your bank, broker or other nominee may exercise its discretion to vote shares of Enterprise common stock held on your behalf with respect to this proposal. Except as described in this supplement, none of the items or information presented in the joint proxy statement/prospectus is affected by this supplement. This supplement does not provide all of the information that is important to your voting decisions at the Enterprise special meeting. The joint proxy statement/prospectus contains other important additional information. We encourage you to carefully read this supplement together with the joint proxy statement/prospectus. If you have already returned your proxy or voting instruction card or provided voting instructions, you do not need to take any action unless you wish to change your vote.